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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                             --------------------

                                SCHEDULE 14D-9
         Solicitation/Recommendation Statement Under Section 14(d)(4)
                    of the Securities Exchange Act of 1934

                             --------------------


                            VASTAR RESOURCES, INC.
                           (Name of Subject Company)


                            VASTAR RESOURCES, INC.
                     (Name of Person(s) Filing Statement)

                    Common Stock, par value $0.01 Per Share
                        (Title of Class of Securities)

                                   922380100
                     (CUSIP Number of Class of Securities)

                                Albert D. Hoppe
                 Vice President, General Counsel and Secretary
                            Vastar Resources, Inc.
                             15375 Memorial Drive
                             Houston, Texas 77079
                           Telephone: (281) 584-6027

                               Charles M. Nathan
                    Fried Frank Harris Shriver and Jacobson
                              One New York Plaza
                           New York, New York 10004
                           Telephone: (212) 859-8000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing
Statement)


  [X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.*

  *This Schedule 14d-9 relates to the proposed offer by BP Amoco p.l.c.
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[VASTAR LETTERHEAD]


                                                     NR00-11

                                                     April 18, 2000

FOR IMMEDIATE RELEASE

VASTAR'S BOARD OF DIRECTORS ELECTS CHARLES D. DAVIDSON AS CHAIRMAN FOLLOWING
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RESIGNATION OF FOUR ARCO EXECUTIVES FROM ITS BOARD
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Houston, TX -- Vastar Resources, Inc. (NYSE: VRI) today announced the election of Vastar's president and chief executive officer, Charles D. Davidson, to the additional position of chairman of the board following the resignation of four board members who were executives of Atlantic Richfield Company (ARCO). The election and resignations followed the merger of ARCO and Prairie Holdings, Inc., a subsidiary of BP Amoco Corporation, as a result of which BP Amoco gained indirect ownership of approximately 81.9 percent of Vastar's common stock.

     Resigning from the board were Michael E. Wiley, chairman; Terry G. Dallas, Marie L. Knowles and Donald R. Voelte Jr., who were all ARCO executives.

     "We sincerely thank the departing board members for the significant contributions they have made to Vastar's success," said Davidson. "In particular, I thank Mike Wiley for the leadership he displayed while serving as president and chief executive officer during Vastar's first three years, and as our chairman since 1996. His guidance has been invaluable to our company.

     "Under the stewardship of these directors, Vastar has become one of the best-performing companies in the independent E&P sector. Our

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shareholders have recognized this performance, and we appreciate their ongoing support," Davidson added.

     Continuing on the board with Davidson are Steven J. Shapiro, Vastar's senior vice president and chief financial officer; and independent directors J.
D. Callison, retired vice president of Schlumberger Limited; Robert C. LeVine, retired managing director of J. P. Morgan Investment Management, Inc.; and William D. Schulte, retired vice chairman of KPMG, LLP. BP Amoco did not submit candidates for board election.

     Messrs. Callison, LeVine and Schulte currently serve on a special committee engaged in evaluating BP Amoco's proposal to acquire for $71 per share the 18.1 percent of Vastar's stock that is currently publicly traded.

          Vastar Resources, Inc., headquartered in Houston, Texas, finds, develops and produces natural gas and liquid hydrocarbons. The company is active in more than 100 producing fields, with exploration and production activities in the Gulf of Mexico shelf and deepwater, Gulf Coast, Rocky Mountains and Mid-Continent areas. BP Amoco owns indirectly approximately 81.9 percent of Vastar's common stock. Additional information on Vastar is available on the company's website at www.vastar.com.

                                      ###

Contacts:            James Bartlett  (281) 584-3448 (media)
                     Ellen DeSanctis (281) 584-3477 (financial)


Except for the historical information contained herein, the matters discussed in this press release are forward-looking statements that involve certain assumptions, risks and uncertainties which, in the event actual results were different from those predicted by the company, could negatively impact future results, plans and expectations. Actual results could differ materially from

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expectations based upon numerous factors, including: (i) the volatility and level of hydrocarbon commodity prices, (ii) lower than expected production rates due to capacity restraints on pipeline systems, other infrastructure or other reasons, (iii) the inexact nature of reserve estimates, (iv) the legal and/or regulatory environment, (v) drilling and operating risks, (vi) competition,
(vii) certain natural gas marketing matters and (viii) the outcome of the proposed acquisition transaction relating to the company's publicly-owned common stock as previously announced by BP Amoco p.l.c. Further details with respect to some of the above as well as other assumptions, risks and uncertainties are detailed from time to time in our reports filed with the Securities and Exchange Commission, including the material on pages 12-14 in the company's Report on Form 10-K for the year ended December 31, 1999.

As previously announced on March 16, 2000, BP Amoco advised Vastar's board of its intention to commence a tender offer for the minority stockholding of the company. Vastar shareholders are strongly advised to read both the tender offer statement and the solicitation/recommendation statement regarding the tender offer when they become available, as these statements will contain important information relating to the tender offer. Shareholders will be able to obtain these statements and any amendments thereto and other filed documents for free at the Internet website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, Vastar Resources, Inc. will make the solicitation/recommendation statement and any amendments thereto available for free to Vastar's shareholders. Please direct your request for the solicitation/recommendation statement to Ellen DeSanctis, Manager of Investor Relations and Corporate Communications, Vastar Resources, Inc., 15375 Memorial Drive, Houston, Texas 77079, Telephone (281) 584-3477.

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